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SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01-01-05_ AND ENDING _12-31-05_
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMN Capital Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

26041 Acero
                (No. and Street)

Mission Viejo   CA   92691
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID SCHOFIELD   (949) 455-0300
                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser, Horwitz, Frank + Wakeling
              (Name – if individual, state last, first, middle name)

1551 N. Tustin Ave Suite 1010, Santa Ana, CA 92705
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 7 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Matthew S. Merwin_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _FMN Capital Corporation_ , as of _12-31_ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Matt S M
Signature

President
Title

David W. Schofield
Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

FMN CAPITAL CORPORATION

INDEPENDENT AUDITORS' REPORT

December 31, 2005

FMN CAPITAL CORPORATION

December 31, 2005

TABLE OF CONTENTS

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FMN Capital Corporation
Mission Viejo, California

We have audited the accompanying statement of financial condition of FMN Capital Corporation as of December 31, 2005, and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FMN Capital Corporation as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING

Santa Ana, California
February 7, 2006

FMN CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

Assets

Cash in bank - unrestricted	$	118,636
Cash in bank - restricted		50,000
Accounts receivable		76,202
Investments in marketable equity securities		86,537
Prepaid expenses		14,805
Property and equipment, net		24,403
Total assets	$	370,583

Liabilities and Stockholder's Equity

Liabilities

Commissions payable	$	12,250
Income taxes payable		2,924
Total liabilities		15,174

Stockholder's Equity

Common stock, no par value, 1,000,000 shares authorized, 93,600 shares issued and outstanding	18,158
Retained earnings	338,527
Accumulated other comprehensive loss	(1,276)
Total stockholder's equity	355,409

Total liabilities and stockholder's equity	$	370,583

See accompanying notes and independent auditors' report

-2-

FMN CAPITAL CORPORATION

STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2005

Revenue

Concessions	$	1,582,631
Other income		6,538
Investment income		7,459
Gain on sale of securities		11,236
Total revenue		1,607,864

Operating Expenses

Administrative	446,589
Commissions	510,231
Licenses, permits and fees	37,379
Outside services	144,202
Shared office expense equipment	95,718
Total operating expenses	1,234,119

Income before provision for income taxes		373,745
Provision for income taxes		5,327
Net income		368,418
Retained earnings at beginning of year		301,959
Dividends		(331,850)
Retained earnings at end of year	$	338,527

FMN CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2005

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances at January 1, 2005	$ 18,158	$ 301,959	$ 702	$ 320,819
Net income	-	368,418	-	368,418
Other comprehensive income				
Unrealized loss on securities	-	-	(1,978)	(1,978)
Cash dividends paid	-	(331,850)	-	(331,850)
Balances at December 31, 2005	$ 18,158	$ 338,527	$ (1,276)	$ 355,409

FMN CAPITAL CORPORATION

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash flows from operating activities

Net income	$	368,418
Adjustments to reconcile net income to net cash		
provided by operating activities		
Depreciation		2,447
Gain on sale of investment securities		(11,269)
(Increase) decrease in:		
Accounts receivable		(67,528)
Prepaid expenses		12,756
Increase in:		
Commissions payable		10,342
Income taxes payable		296
Cash provided by operating activities		315,462

Cash flows from investing activities

Proceeds from sale of investments	45,628
Acquisition of marketable equity securities	(50,205)
Acquisition of equipment	(24,002)
Cash used in investing activities	(28,579)

Cash flows from financing activities

Cash dividends paid	(331,850)
Cash used in financing activities	(331,850)
Net change in cash	(44,967)

Cash at beginning of period		213,603
Cash at end of period	$	168,636

There were no non-cash investing or financing activities for the year ended December 31, 2005.

FMN CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Note 1 – Summary of significant accounting policies

Nature of Business

FMN Capital Corporation (the Company), a California corporation, was incorporated on January 31, 1995 and adopted a fiscal year of December 31.

The Company is engaged in business as a broker-dealer of investment securities, primarily mutual funds, limited partnership interests, and annuities. The Company's client base consists mostly of customers within the Southern California area and, therefore, its operations are affected by the financial position of its major customers and economic conditions within that area.

Basis of recognition

Concession revenue and commission expense are recognized based on the trade date of the transaction.

Capital requirement

Pursuant to Securities and Exchange Commission (SEC) Rule 15c3-1, the Company is required to maintain a minimum net capital of $5,000. However, by agreement with the National Association of Securities Dealers (NASD), the Company is required to maintain a minimum net capital of $50,000.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2005.

Cash in bank - restricted

The Company is required to maintain an account with its clearinghouse in the amount of $50,000. The funds are not available for current operations.

FMN CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Note 1 – Summary of significant accounting policies (continued)

Concentrations of credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. From time to time, the Company maintains cash deposits in excess of federally insured limits. At December 31, 2005 the Company's uninsured cash balance totaled $139,076. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Accounts Receivable

Substantially all of the accounts receivable are considered collectable. Accordingly, no allowance for doubtful accounts is required.

Investments

The Company classifies its marketable equity securities as available for sale. Securities classified as available for sale are carried in the financial statements at fair value. Realized gains and losses, determined using the specific identification method, are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

At December 31, 2005, the Company held investments in marketable equity securities with a fair value of $86,537 and a cost basis of $87,813. The excess of cost over fair value of $1,276 is reported as accumulated other comprehensive loss in the statement of changes in stockholders' equity.

Property and equipment

Property and equipment is recorded at cost of acquisition, and fully depreciated assets are carried on the books until disposal. The Company uses the straight-line method in computing its annual depreciation expense, as computed over the estimated useful lives of the assets.

Property and equipment at December 31, 2005, consists primarily of computer equipment. Depreciation expense for the year ended December 31, 2005 was $2,447 and is recorded as administrative expenses in the statement of income and retained earnings.

-7-

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Note 1 – Summary of significant accounting policies (continued)

Income taxes

Generally, income taxes have not been provided for because the Company's stockholders elected under Section 1362(a) of the Internal Revenue Code and California State law to be taxed as an S corporation effective April 1, 2000. As such, the Company's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Accordingly, no provision for federal income taxes or deferred income taxes has been included in the accompanying financial statements. However, there is a provision for income taxes, which represents a state minimum tax on corporations.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Note 2 – Property and equipment

A summary of property and equipment follows:

Computer equipment	$ 10,519
Equipment	14,531
Furnishings	8,091
Total property and equipment	33,141
Accumulated depreciation	(8,738)
Net property and equipment	$ 24,403

FMN CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Note 3 – Related party transactions

The Company is related through common ownership to Financial Management Network, Inc. (FMNI), a California Corporation, of which the sole stockholder of the Company is the 100% owner.

The Company has entered into an expense sharing agreement with FMNI. After consideration of all expenses borne by both companies and since many services are provided to both firms by the same vendors, it has been determined that FMNI will pay the expenses when invoiced. FMNI will then invoice FMNCC for its portion of the shared expenses on a monthly basis. Shared expenses include use of facilities, personnel, utilities, and supplies, and are based on an agreed upon percentage for each applicable expense. During the year ended December 31, 2005, the Company paid $95,718 under the agreement.

Note 4 – Supplemental disclosures of cash flow information

Cash paid for:
State franchise taxes $ 5,031

Note 5 – Contingency

The Company is contractually obligated to maintain its agreement with its clearing firm for three years, beginning in June 2005. If the Company terminates the agreement before the end of the term it must pay the clearing firm a termination fee, which at December 31, 2005 was $13,839. Pursuant to Section XIII of the Clearing Agreement, in the event that the Company terminates the Clearing Agreement for any reason during the initial term of the Agreement, the Company agrees to the pay the clearing firm a lump sum fee representing the monthly clearing and execution charges due for the remaining length of the Agreement. Such fee will be determined by calculating the average monthly clearing and execution charge for the previous quarter, and shall be due prior to the deconversion of Accounts or upon 90 days from notice of termination. Management does not intend to terminate the agreement and, therefore, no liability has been recognized in the financial statements.

FMN CAPITAL CORPORATION

SUPPLEMENTAL REPORT

DECEMBER 31, 2005

BALSER, HOROWITZ, FRANK & WAKELING

AN ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
FMN Capital Corporation

We have audited the financial statements of FMN Capital Corporation as of and for the year ended December 31, 2005, and have issued our report thereon dated February 7, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages two through four is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK AND WAKELING
Santa Ana , California
February 7, 2006

1551 N. TUSTIN AVE., SUITE 1010 SANTA ANA, CALIFORNIA 92705

TELEPHONE (714) 543-1010 • FAX (714) 543-1567

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

1. Computation of net capital

    Total assets $ 370,583

    Less: Total liabilities   15,174

        Total ownership equity from
            Statement of Financial Condition   355,409

    Deduct:
        Non-allowable assets   153,975

    Net capital $ 201,434

    The Company's required net capital, in accordance with Rule 15c3-1(a)(2) and by agreement with the NASD, is $50,000.

2. No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

3. The Company is exempt from the provisions of the Reserve Requirement for Brokers and Dealers under Rule 15c3-3 in accordance with Section (k)(2)(ii) of such rule.

4. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4. Therefore, the Company is exempt from the provisions of the Possession and Control Requirements for Brokers and Dealers under Rule 15c3-3 in accordance with Section (k)(2)(ii) of such rule.

5. The Company had no subordinated liabilities at any time during the year.

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
FMN Capital Corporation

In planning and performing our audit of the financial statements and supplemental information of FMN Capital Corporation (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

1551 N. TUSTIN AVE., SUITE 1010 SANTA ANA, CALIFORNIA 92705

TELEPHONE (714) 543-1010 • FAX (714) 543-1567

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK AND WAKELING
Santa Ana, California
February 7, 2006